November 25, 2009

U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Schedule 13E-3
Filed October 14, 2009
File No. 005-80407

Schedule 13D/A filed by Mark. R. Gale and David C. Pratt
Filed October 1, 2009
File No. 005-80407

Schedule 13D/A filed by Holiday Stationstores, Inc.,
Arthur T. Erickson, et al
Filed October 1, 2009
File No. 005-80407

Ladies and Gentlemen:

On behalf of Gander Mountain Company (the “Company”) and the filing parties, I am pleased to submit this response to the comments of the staff on the above-referenced filings, as set forth in Mr. Owings’s letter to me dated November 13, 2009.  This letter should be read in conjunction with the accompanying amendment no. 1 to the Schedule 13E-3 (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission.  For convenience, the staff’s consecutively numbered comments are set forth below, followed by the Company’s responses.  The filing parties have reviewed this letter and approved its contents.

SCHEDULE 13E-3

1.               COMMENT:  Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

RESPONSE:  The filing parties note the staff’s comment and moved the required legend to the top of the outside cover page of the Schedule 13E-3.

180 East Fifth Street • Suite 1300 • St. Paul, MN 55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

Information Statement

Item 1. Summary Term Sheet

2.                                       COMMENT:  We note the terms of the Funding Agreement and proposed tender offer contemplated within 30 days of the later of each of the events set forth in the second bullet point on page 3. In your response letter, please confirm the filing parties’ understanding that if the timing contemplated for such offers changes such that the offers would be made while the company still has a class of equity security registered under Section 12 or is still subject to the reporting requirements, the filing parties would be obligated to make the requisite tender offer filings.

RESPONSE:  The filing parties understand that if the timing contemplated for the proposed offer to purchase changes such that the offers would be made while the Company still has a class of equity security registered under Section 12 or is still subject to the reporting requirements, the filing parties would be obligated to make the requisite tender offer filings.

3.                                       COMMENT:  Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. For example, please revise your disclosure to include the following information:

•                  Clearly identify the filing persons offering to buy the securities and describe their current relationship to the company.

•                  The role of affiliates in this transaction, including their interest in the company now and after the Reverse/Forward Stock Split.

•                  Disclose whether Holiday and Gratco have the financial resources to make payments under the Funding Agreement.

•                  A brief statement as to the accounting treatment of the Reverse/Forward Stock Split (if you determine that the accounting treatment disclosure is not material, explain why in your response letter).

RESPONSE:  The filing parties note the staff’s comment and revised the summary term sheet to include additional information regarding the essential features and significance of the proposed transaction.  The Reverse/Forward Stock Split will not have a material accounting impact on the Company.  The Company’s statement of operations, balance sheet and statements of cash flows will not be affected by the Reverse/Forward Stock Split.

Q:  What are the interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split?, page 8

4.                                       COMMENT:  We note your statement on page 8 that pursuant to the terms of the Funding Agreements, the Gratco Group and Holiday Group will each own approximately 47.7% of the-shares following the transaction.  Your disclosure is inconsistent with disclosure on page 56 where you disclose each of these groups will hold a 50% interest upon completion of these transactions. See also our subsequent comment 24. Please revise accordingly.

RESPONSE:  The filing persons respectfully note that on page 8 the 47.7% references relate to the respective ownership following the Reverse/Forward Stock Split and on page 57 the 50% references relate to the respective ownership following the Reverse/Forward Stock Split and the Offer to Purchase to be completed subsequent to the Reverse/Forward Stock Split assuming all shareholders not affiliated with the Holiday Group and the Gratco Group tender their shares in connection with the Offer to Purchase.

5.                                       COMMENT:  Please supplement your disclosure to include the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

RESPONSE:  Since the Company only has one class of stock, the affiliates’ interest in the net book value and net earnings of the Company will increase proportionately as their interest in the Company increases.  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 8.

Who can help answer my questions?, page 10

6.                                       COMMENT:  Please revise the last paragraph on page 10 to provide the phone number to be used for additional questions.

RESPONSE:  The filing parties note the staff’s comment and included the phone number in Amendment No. 1 on page 10.

Special Factors, page 11
Background of the Reverse/Forward Stock Split, page 11

7.                                       COMMENT:  In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among board members, management, the financial advisors and legal advisors and between the filing parties (i.e., the Gratco and Holiday parties) regarding the reverse/forward stock split or alternative transactions considered by the special committee and the Board. In this regard, we note the Greene Holcomb materials filed as exhibits to the Schedule 13e-3 reference conversations between the advisors and members of management that are not outlined in your background discussion. Please revise accordingly.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 throughout the Background of the Reverse/Forward Stock Split section.

8.                                       COMMENT:  Please revise your disclosure throughout your background discussion, as appropriate, to identify the person that initiated each contact. By way of example only, you do not identify the person that initiated each of the telephone conferences that occurred from April 22, 2009 through May 7, 2009. Refer to the Instruction to paragraphs (b) and (c) of Item 1005 of Regulation M-A.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 throughout the Background of the Reverse/Forward Stock Split section.

9.                                       COMMENT:  Revise to clarify further the meetings held between management and the five parties who initially provided indications of interest.  Describe who amongst management met with such parties in June, July and August 2008. Further, describe generally why each of these parties declined to continue negotiations with the company regarding the going private transaction (i.e. the terms proposed and rejected that caused the termination of negotiations).

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 12.

10.                                 COMMENT:  Please provide greater detail regarding the substance and timing of all material offers and counteroffers during the course of the price negotiations. For example, expand your discussion:

a.                                      in the seventh full paragraph on page 16 to describe the factors the led the special committee to reject the $3.40 share price offered by Gratco; and

b.                                      in the eighth full paragraph on page 17 to provide the factors that the special committee considered in determining that a price of $5.75 per share would be acceptable.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on pages 16 and 17, as well as elsewhere in the Background of the Reverse/Forward Stock Split section.

11.                                 COMMENT:  Please revise your disclosure in the last paragraph on page 16 to clarify whether your reference to the most recent offer by the Gratco Group is the offer that was made on May 7, 2009 of $3.40 per share.  If not, please provide the details of the offer, including the price and when it was made, to which this statement refers.

RESPONSE:  The reference to the most recent offer by the Gratco Group was the offer that was made on May 7, 2009.  The filing parties noted this in Amendment No. 1 on page 16.

12.                                 COMMENT:  Please expand your discussion in the sixth paragraph on page 18 to describe the factors considered and analysis conducted by Greene Holcomb in deciding to use a reverse stock split ratio of 1-for-30,000 in its analysis.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 18.

13.                                 COMMENT:  We refer you to the description of the events leading up to the decision by each of the Gratco and Holiday parties to provide funding to finance the going private transaction. Please clarify further how the Holiday parties became engaged in the negotiation process regarding the Funding Agreement in May 2009 and all discussions between the Holiday parties and Gratco parties (directly or indirectly through their advisors) and any discussions by both parties with the special committee regarding the terms of the Funding Agreement and structure of the going private transaction.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 16.

14.                                 COMMENT:  Please see our prior comment. We note the timing of the events leading up to the Funding Agreement, the Funding Agreement itself and the agreement made in advance by the Holiday and Gratco parties that there would need to be parity of ownership by the Holiday and Gratco parties following the reverse/forward stock split. Please provide us with your analysis of the applicability of Exchange Act Rule 13d-5(b) to the actions taken by the Gratco and Holiday parties. We may have further comment.

RESPONSE:  Exchange Act Rule 13d-5(b) provides that “when two or more persons agree to act together for the purposes of acquiring, holding, voting or disposing of equity securities of an issuer,” the parties are deemed to acquire beneficial ownership of the other parties’ shares under Section 13(d) and 13(g) of the Exchange Act as of the date of the agreement.  In connection with the going-private transaction, the Holiday Group and the Gratco Group did not enter into any agreement to act together for the purposes of acquiring, holding, voting or disposing of equity securities of the Company.  First, neither the Holiday Group and the Gratco Group, nor their advisors, ever negotiated an agreement between the Holiday Group and the Gratco Group regarding acting together for the purposes of acquiring, holding, voting or disposing of equity securities of the Company.  As described in the Background of the Reverse/Forward Stock Split section, Lazard initially recommended that the Company seek a going-private transaction funded by a third party.  However, ultimately it was determined that no third party would be willing to fund such a transaction.  Subsequently, management of the Company (including Mr. Pratt) continued to work with the Company’s counsel to identify alternative structures for a going private transaction.  As a result of that process, a potential structure was identified involving a reverse stock split funded by the Company’s principal shareholders.  The special committee authorized its representatives to separately approach each of Mr. Pratt and Mr. R. Erickson to determine if either Holiday or Gratco would be willing to fund a going private transaction.  Both separately expressed their willingness to fund such a transaction; provided, that the other party would also fund a portion of the purchase price for the minority shares given the significant amount of cash needed to purchase these shares.  Second, each party negotiated a separate Funding Agreement with the Company, the negotiations of which were independent.  The negotiation of these separate agreements was conducted separately by each of Holiday and Gratco with the special committee.  There was only limited contact between the parties concerning the Funding Agreements.  Third, there is no agreement between the Holiday Group and the Gratco Group, or these parties and the Company, regarding the voting of their shares or the election of the board of directors, either currently or following consummation of the Reverse/Forward Stock Split and Offer to Purchase.  These matters are not covered in the Funding Agreements.  Fourth, given the significant ownership levels of the Holiday Group and the Gracto Group prior to the Reverse/Forward Stock Split, the parties are not effecting a change in control of the Company by nature of the Reverse/Forward Stock Split.  Rather, the Company will continue to be majority owned by its two largest shareholders.  We also note that none of the members of the Gratco Group are affiliates of any member of the Holiday Group.  For the reasons set forth above, the Holiday Group and the Gratco Group do not believe they have acted together for the purposes of acquiring, holding, voting or disposing of equity securities of the Company.

Purpose and Reasons for the Reverse Stock Split, page 19

15.                                 COMMENT:  Please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. In this regard, we note that the tangible and intangible costs you reference as factors contributing to the decision to take the company private have existed for several years. See Item 1013(c) of Regulation M-A.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 20.

Factors Considered in Determining Fairness, page 23
Absence of Strategic Alternatives, page 24
Self-Tender Offer, page 24

16.                                 COMMENT:  We note your statement in the last paragraph on page 24 that the Board and special committee determined that a self tender offer was not a viable alternative because, in part, they were unsure that a sufficient number of shareholders would tender their shares to result in you having less than 300 shareholders of record. Please explain this disclosure as it appears that at the time of the determination you had only 92 holders of record of your common stock.

RESPONSE:  While the Company had less than 300 record holders, many of these record holders are investment entities or custodians holding the shares on behalf of the underlying beneficial owners.  The special committee believed that upon announcement of the intent to delist the Company’s common stock from Nasdaq, some of the record holders could distribute their shares to the beneficial owners, thereby possibly increasing the number of record holders well above 300.  The special committee believed that if this occurred and sufficient numbers of the new record holders did not tender their shares in a self-tender offer, the special committee would not complete the goal of going private.

17.                                 COMMENT:  The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13,

1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address:

•                  whether or not the Special Committee considered the going concern value;

•                  why the $5.15 per share price is fair given Greene Holcomb’s analysis based on revenue estimates from company management produced a median implied per share value of $7.20-7.67 and a mean implied per share value of $9.26-9.45;

•                  why the $5.15 price per share is fair given Greene Holcomb’s discounted cash flow analysis resulted in implied per share values as high as $8.18 with a midpoint of $5.26; and,

•                  the consideration given to the historical closing prices of the company’s common stock which were higher than the offer price during the 4 week and 3 month period prior to the closing price of the company’s stock on September 25, 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 on page 27.

Summary of Fairness Opinion, page 29

18.                                 COMMENT:  Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise to summarize any and all presentations made by Greene Holcomb during the Board’s evaluation of the transaction and file or confirm that you have filed all such written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c ) of Regulation M-A. See also prior comment 7.

RESPONSE:  Each presentation, discussion or report held with or presented by the Greene Holcomb has been summarized in the Schedule 13E-3 and the filing parties have filed all the written materials as exhibits to the Schedule 13E-3.  See page 37 of Amendment No. 1 for additional descriptions of presentations.

19.                                 COMMENT:  Please confirm that you have disclosed, all of the financial forecasts that management and/or the Board provided to Green Holcomb or any projections that the advisor developed. If not, please revise your disclosure accordingly.

RESPONSE:  The filing parties have disclosed all of the financial forecasts that management and/or the board provided to Greene Holcomb.  Greene Holcomb did not develop any projections in connection with the transaction.

20.                                 COMMENT:  We note that Greene Holcomb’s opinion is dated September 27, 2009. Please disclose whether any material changes in your operations, performance or in any of the projections or assumptions upon which Greene Holcomb based its opinion have occurred since the delivery of the opinion.

RESPONSE:  As of the date hereof, there have been no material changes in the Company’s operations or performance, and the Company has not updated any of the projections or assumptions that it provided to Greene Holcomb and upon which Greene Holcomb based its opinion.  However, we intend to file our quarterly report on 10-Q for our third fiscal quarter on or before December 15, 2009 that will announce our results of operations for this quarter.  Our results of operations are subject to significant variability and seasonality.  Our fourth fiscal quarter is our largest fiscal quarter by revenue and has a significant impact on our results of operations for our fiscal year.  The projections provided to Greene Holcomb are not necessarily indicative of results for our full fiscal year.   The filing parties included this information in Amendment No. 1 on page 39.

Information  About the Company, page 47
Price Range of Common Stock, page 47

21.                                 COMMENT:  Your table on the bottom of page 47 currently indicates that you provided common stock price ranges “through October 7, 2010.” Please revise to reflect the accurate date.

RESPONSE:  The filing parties note the staff’s comment and revised Amendment No. 1 accordingly on page 47.

Security Ownership of Certain Beneficial Owners and Management, page 48

22.                                 COMMENT:  Disclose, by footnote or otherwise, the natural person(s) who control Holiday Stationsiores, Inc., Gratco, LLC and Dimensional Fund Advisors LP. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 with respect to Holiday Stationstores and Gratco on page 48.  The natural person(s) who control Dimensional Fund Advisors LP, a registered investment advisor, is not ascertainable from its Schedule 13G filing.  We advise the Staff that we do not know which natural person(s) act on behalf of Dimensional Fund Advisors.

Financial Information, page 51

23.                                 COMMENT:  Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer. We note, for example, that all of the information required under Item 1010(c) of Regulation M-A has not been provided.

RESPONSE:  The filing parties note the staff’s comment and included this information in Amendment No. 1 under the caption “Financial Information” on page 51.

Interests of the Holiday Group and Gratco Group in the Reverse/Forward Stock Split and  the Offers to Purchase, page 56

24.                                 COMMENT:  Please expand your disclosure on page 56 under the above subheading to explain why you estimate that the Holiday Group and Gratco Group will each own 50.0% of your common stock as a result of the Reverse/Forward Stock Split and the Offers to Purchase. In this regard, we note that Dimensional Fund Advisors LP beneficially holds 1,490,743 shares, or 6.2%, of your common stock and therefore could remain a shareholder after the Reverse/Forward Stock Split. Further, your disclosure does not indicate that Dimensional has agreed to or indicated that it will accept an Offer to Purchase the common stock it holds.

RESPONSE:   The filing parties note the staff’s comment and expanded this discussion on page 57 of Amendment No. 1.  The filing parties have not discussed the transaction with Dimensional Fund Advisors.  Dimensional Fund Advisors has not indicated to the filing parties that it will accept an offer to purchase the common stock it holds.

Annex A

25.                                 COMMENT:  The staff notes the limitation on reliance by shareholders in second sentence of the last paragraph on page 3 of the fairness opinion provided by Greene Holcomb & Fisher LLC. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Green Holcomb’s belief that shareholders cannot rely upon the opinion to support any claims against Greene Holcomb arising under applicable state law (e.g., the inclusion of an express disclaimer in Greene Holcomb’s engagement letter with the special committee). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have not effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Greene Holcomb would have no effect on the rights and responsibilities of either Greene Holcomb or the board of directors under the federal securities laws.

RESPONSE:  Greene Holcomb has revised the second sentence of the last paragraph on page 3 of its fairness opinion in response to the SEC’s comment.  We have added the substance of the same paragraph (other than the first sentence) to the section entitled “Summary of Fairness Opinion” on page 29.

SCHEDULE 13D/A FILED OCTOBER 1, 2009 BY MARK GALE AND DAVID PRATT

26.                                 COMMENT:  We refer you to the Schedule 13D/A filed on October 1, 2009 by the principal(s) of Gratco. We also note the inclusion of Gratco LLC and The David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 as filing persons on the Schedule 13e-3. Based on disclosure in the Schedule 13D/A, listing Mr. Gale as a reporting person, it would appear that Mr. Gale should also be included as a filing person on the Schedule 13e-3. Please advise us whether the filing persons considered whether Mr. Gale, in his individual capacity, is an affiliate engaged in the going private transaction who should be included as a filing person and if not, why not.

RESPONSE:  The filing parties note the staff’s comment and included Mr. Gale as a filing party.

27.                                 COMMENT:  Other than amendments filed by the Gratco and Holiday parties, it is not apparent that any amendments to the Schedules 13D by the other filing parties included on the Schedule 13e-3 were made to reflect their plans with respect to the going private transaction. Please advise and ensure such parties make the requisite amendments. We may have further comment.

RESPONSE:  Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Gerald A. Erickson, Richard A. Erickson, Ronald A. Erickson, and Charles E. Pihl are members of the Board of Directors of Holiday and, together with Holiday, may be deemed to constitute a “group” and, accordingly, jointly filed the amendment to Schedule 13D as indicated by the Schedule 13D/A filing made on October 1, 2009.  See SEC File No. 005-80407, Film No. 091099038.  Mark R. Gale, as signatory for the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, the sole voting member of Gratco LLC, and David C. Pratt may be deemed to constitute a “group” and, accordingly, jointly filed the amendment to Schedule 13D as indicated by the Schedule 13D/A filing made on October 1, 2009.  See SEC File No. 005-80407, Film No. 091097493.  Therefore, the filing parties respectively note that all filing parties included on the Schedule 13E-3 have made the requisite amendments to their respective Schedules 13D.

Pursuant to the staff’s request, the Company hereby states that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  In addition, the Company has enclosed statements from each of the other filing parties to the same effect.

If the Company can facilitate the staff’s review of this letter, or if the staff has any questions on any of the information set forth herein, please telephone me at (651) 325- 4629.  My fax number is (651) 325-2001.

Sincerely,

/s/ Eric R. Jacobsen

Eric R. Jacobsen
Executive Vice President
General Counsel and Secretary

cc:	Chris Chase, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Special Counsel, Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel, Officer of Mergers and Acquisitions,
Securities and Exchange Commission
Lynn Anderson, General Counsel, Holiday Stationstores, Inc.
Arthur T. Erickson, II
Brian A. Erickson
Neal D. Erickson
Richard A. Erickson
Gerald A. Erickson
Ronald A. Erickson
Charles E. Pihl
Mark R. Gale, Gratco, LLC
David C. Pratt
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
C. William Baxley, Partner, King & Spalding LLP

Enclosures

SIGNING STATEMENT

Each of the undersigned is a “filing person” in connection with a Schedule 13E-3 filed with the SEC on October 14, 2009 (the “Filing”). Each of the undersigned hereby acknowledges that:

•                  the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 20, 2009	GRATCO LLC

	By:	/s/ Mark R. Gale
Mark R. Gale
Manager

Date: November 20, 2009	DAVID C. PRATT IRREVOCABLE GRANTOR
RETAINED ANNUITY TRUST, DATED 12/1/92
By: Calco, Inc., its trustee

	By:	/s/ Mark R. Gale
Mark R. Gale
President

Date: November 20, 2009	/s/ David C. Pratt
David C. Pratt

Date: November 20, 2009	/s/ Mark R. Gale
Mark R. Gale

SIGNING STATEMENT

Each of the undersigned is a “filing person” in connection with a Schedule 13E-3 filed with the SEC on October 14, 2009 (the “Filing”). Each of the undersigned hereby acknowledges that:

•                  the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 25, 2009		HOLIDAY STATIONSTORES, INC.

	By:	/s/ Ronald A. Erickson
Ronald A. Erickson
Chief Executive Officer

Date: November 25, 2009		/s/ Arthur T. Erickson, II
Arthur T. Erickson, II

Date: November 25, 2009		/s/ Brian A. Erickson
Brian A. Erickson

Date: November 25, 2009		/s/ Neal D. Erickson
Neal D. Erickson

Date: November 25, 2009		/s/ Richard A. Erickson
Richard A. Erickson

Date: November 25, 2009		/s/ Gerald A. Erickson
Gerald A. Erickson

Date: November 25, 2009		/s/ Ronald A. Erickson
Ronald A. Erickson

Date: November 25, 2009		/s/ Charles E. Pihl
Charles E. Pihl